                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 11-K

                                   (Mark One)



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999



                                       OR



             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934



                        For the transition period from ___ to

                         Commission File Number 1-14379

                            -------------------------

                      Convergys CMG Retirement Savings Plan

                            -------------------------

                             CONVERGYS CORPORATION.

                             201 East Fourth Street

                             Cincinnati, Ohio 45202

CONVERGYS CMG

RETIREMENT SAVINGS PLAN
REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1999 AND 1998

                                      INDEX

                                                                                PAGES
Report of Independent Accountants                                                 1


Financial Statements:

     Statements of Net Assets Available for Benefits as of
       December 31, 1999 and 1998                                                 2

     Statement of Changes in Net Assets Available for Benefits
       For the Year Ended December 31, 1999                                       3

     Notes to Financial Statements                                              4-9


Schedules:

     Schedule of Assets Held for Investment Purposes as of
       December 31, 1999                                                         10

     Schedule of Reportable Transactions for the Year Ended
       December 31, 1999                                                         11

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Convergys Corporation Employee Benefits Committee

In our opinion, the accompanying statements of net assets available for benefits, and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Convergys CMG Retirement Savings Plan (Plan) as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ PricewaterhouseCoopers LLP
Cincinnati, Ohio
June 23, 2000

CONVERGYS CMG
RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                              AS OF DECEMBER 31,
                                                          1999                1998
                                                       ----------          -----------
Cash                                                   $       91          $19,520,289

Investments, at fair value                              7,695,897           16,537,298
                                                       ----------          -----------

Net assets available for benefits                      $7,695,988          $36,057,587
                                                       ==========          ===========

   The accompanying notes are an integral part of these financial statements.

CONVERGYS CMG
RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the year ended December 31, 1999
--------------------------------------------------------------------------------

                                                                       YEAR ENDED
                                                                    DECEMBER 31, 1999
                                                                    -----------------
Additions:
     Additions to net assets attributed to:
          Investment Income:
               Net appreciation in fair value of investments          $  1,768,077
               Dividend and other income                                   216,922
                                                                      ------------
                                                                         1,984,999

          Contributions:
               Participant                                                 901,153
               Employer                                                    365,078
                                                                      ------------
                                                                         1,266,231

                    Total additions                                      3,251,230
                                                                      ------------


Deductions:
     Deductions from net assets attributed to:
          Benefits paid to participants                                    476,092
          Administrative expenses                                           11,454
                                                                      ------------

                    Total deductions                                       487,546
                                                                      ------------


                    Net increase                                         2,763,684


Net assets available for benefits:
     Beginning of year                                                $ 36,057,587

     Transfers to other Company plans                                  (31,125,283)
                                                                      ------------

     End of year                                                      $  7,695,988
                                                                      ============

   The accompanying notes are an integral part of these financial statements.

CONVERGYS CMG
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   DESCRIPTION OF PLAN

     The following description of the Convergys CMG Retirement Savings Plan
     (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     a. GENERAL: The Plan is a defined contribution plan covering certain employees at certain domestic locations of Convergys Customer Management Group Inc. (the Company), formerly MATRIXX Marketing Inc., a wholly-owned subsidiary of Convergys Corporation who have one year of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act (ERISA). Effective January 1, 1999, the name of the Plan was changed from the MATRIXX Marketing Inc. Profit Sharing/401(k) Plan to the Convergys CMG Retirement Savings Plan and certain participant balances totaling $31,125,283 were transferred to the Convergys Corporation Retirement and Savings Plan.

     b. CONTRIBUTIONS: Each year, participants may contribute up to 16 percent of pretax annual compensation, as defined in the plan (certain highly compensated employees are limited to a maximum of 6 percent contributions). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. At December 31, 1999 the Plan offered various mutual funds and individual stocks as investment options for participants. Participants may also create a self-directed brokerage account and invest their contributions in these accounts. The Company contributes 66 2/3 percent of the first 6 percent of base compensation that a participant contributes to the Plan. The matching Company contributions are invested directly in Convergys Corporation common stock. Contributions are subject to certain limitations.

     c. PARTICIPANT ACCOUNTS: Each participant's account is credited with the participant's contribution and allocations of (a) the Company contributions, (b) Plan earnings, and (c) administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     d. VESTING: Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company contributions portion of their accounts is based on years of service. A participant is 100 percent vested after three years of credited service.

     e. PARTICIPANT LOANS: Participants may borrow from their accounts, a minimum of $500, up to a maximum of $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at the prime lending rate at the time the loan is initiated. Loans generally must be repaid within five years.

CONVERGYS CMG
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     f. PAYMENT OF BENEFITS: Distribution of a participant's vested account balance is made in one lump sum payment to the participant, or their beneficiary, upon termination of employment, permanent disability or death. Participant accounts that are vested and in excess of $5,000, will not be distributed to the participant before they attain age 65, without the written consent of the participant. Participants may apply for hardship withdrawals, subject to approval by the Plan Committee. The contributions and earnings are taxable to the participants, subject to certain exceptions, upon withdrawal from the Plan. Forfeited amounts related to employees who were not fully vested at the time of termination serve to reduce employer contributions to the Plan.


2.   SUMMARY OF ACCOUNTING POLICIES:

     a. USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     b. INVESTMENT VALUATION AND INCOME RECOGNITION: The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

          Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

          At the close of business on December 31, 1998, Cincinnati Bell Inc.
          (CBI) (now Broadwing Inc.) completed the spin-off of Convergys Corporation. At that time, CBI common shareholders received Convergys common shares equal to the number of CBI shares held at date of record for the spin-off. The value reflected in the Statement of Net Assets Available for Benefits at December 31, 1998 for the Broadwing Shares Fund is based on the closing market price for CBI shares on December 31, 1998. Effective January 1, 1999, a Convergys Corporation Shares fund was established and, subsequently, Plan participants could make no additional investments in the Broadwing Shares Fund.

CONVERGYS CMG
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

3.   INVESTMENTS:

     The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                                At December 31,
                                                                     1999
                                                                ---------------
     Convergys Corporation  common stock, 80,096 shares          $2,462,957 *
     Broadwing Inc. common stock, 57,042 shares                   2,103,411
     Fidelity Equity Income Fund, 12,371 shares                     661,596
     Fidelity Dividend Growth Fund, 22,554 shares                   653,837
     Fidelity Managed Income Portfolio Fund, 480,739 shares         480,739

--------------------------------------------------------------------------------
* nonparticipant directed

          During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,768,077 as follows:

               Mutual Funds                                         ($2,030)
               Common stock                                      $1,770,107
                                                                 ----------
                                                                 $1,768,077
                                                                 ==========

     Investments of the Fidelity Managed Income Portfolio Fund consist in part of guaranteed investment contracts that are reported at estimated fair value, which approximates contract value (contributions made plus interest accrued at the current rate, less withdrawals and fees). These investment contracts provide for benefit responsive withdrawals by the Plan participants at contract value. The average interest rate on the contracts was 6.19% for 1999. The average yield on the contracts was 5.69% for 1999.

     At the close of business day on December 31, 1998, all investments with the exception of the Cincinnati Bell Inc. Shares Fund were liquidated in preparation for the transfer of all Plan assets to a new investment manager, Fidelity Management Trust Company (Fidelity).

CONVERGYS CMG
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

3.   INVESTMENTS, CONTINUED:

     Net assets of the Plan at December 31, 1998 have been presented as cash in transit between T. Rowe Price and Fidelity. The net assets of the Plan were invested in the following participant directed funds when received by Fidelity in January 1999:

     FIDELITY FUNDS
     --------------
     PIMCO Total Return                          $ 2,465,655
     Baron Asset                                     581,112
     Puritan                                         988,404
     Equity Income                                 6,516,347
     Diversified International                       909,387
     Dividend Growth                               4,946,399
     Managed Income Portfolio                      1,813,604
                                                 -----------

          Total Fidelity Funds                    18,220,908

     OTHER INVESTMENTS
     -----------------
     Cincinnati Bell Shares                       15,377,172
     Participants Loans                            1,160,126
     Other                                         1,299,381
                                                 -----------

          Total Assets Transferred               $36,057,587
                                                 ===========

CONVERGYS CMG
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4.   NON-PARTICIPANT DIRECTED INVESTMENTS:

     Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

                                                AT DECEMBER 31,              AT DECEMBER 31,
                                                     1999                          1998
                                              -----------------              ---------------
     Net Assets:
          Common stock                            $2,462,957                    $14,938,315
                                                  ==========                    ===========

                                                 Year Ended
                                              December 31, 1999
                                              -----------------
     Changes in Net Assets:
          Participant contributions               $  101,652
          Employer contributions                     370,597
          Interest and dividends                       5,402
          Loan repayments, net                        28,739
          Net appreciation                           725,276
          Benefits paid to participants             (182,678)
          Fund transfers, net                      1,413,997
          Administrative expenses                        (28)
                                                  ----------
                                                  $2,462,957
                                                  ==========

5.   RELATED PARTY TRANSACTIONS:

     Certain Plan investments are shares of mutual funds managed by Fidelity Investments, a sister company to Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amount to $11,454 for the year ended December 31, 1999.

6.   TAX STATUS:

     On June 12, 1996, the Internal Revenue Service issued a favorable determination letter with respect to the qualification of the Plan under the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

CONVERGYS CMG
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

7.   PLAN TERMINATION:

     Although the Company has not expressed any intent to do so, Convergys Corporation reserves the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

CONVERGYS CMG
RETIREMENT SAVINGS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
As of December 31, 1999
--------------------------------------------------------------------------------

                                                          NUMBER OF                                    MARKET
NAME OF ISSUER AND TITLE OF ISSUE                          SHARES                 COST                  VALUE
---------------------------------                          ------                 ----                  -----
Convergys Shares Fund +                                    80,096             1,723,036**               $2,462,957
Broadwing Shares Fund                                      57,042                 ***                    2,103,411
Fidelity Equity Income +                                   12,371                 ***                      661,596
Fidelity Dividend Growth +                                 22,554                 ***                      653,837
Fidelity Managed Income Portfolio +                       480,739                 ***                      480,739
PIMCO Total Return Fund                                    36,334                 ***                      359,709
Baron Asset Fund                                            1,116                 ***                       65,575
First Data Company Stock Fund                               2,249                 ***                      110,923
American Express Company Stock Fund                         1,055                 ***                      175,403
Fidelity Puritan Fund +                                     4,141                 ***                       78,805
Fidelity Diversified International Fund +                   4,699                 ***                      120,378
Spartan US Equity Index Fund +                              1,308                 ***                       68,127
Participant Directed Brokerage Accounts                                           ***                        3,619
Participant Loans *                                                                --                      350,909
                                                                                                        ----------
          Grand Total                                                              --                   $7,695,988
                                                                                                        ==========

* The interest rates on these loans ranged from 7.25% to 9.25% at December 31, 1999.

**   Cost information provided for the Convergys Shares Fund is inclusive of both participant directed and non-participant directed accounts.

***  This information is not required for participant directed accounts.

+    Party-in-interest to the Plan.

CONVERGYS CMG
RETIREMENT SAVINGS PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS
For the year ended December 31, 1999
--------------------------------------------------------------------------------

                                                 PURCHASE                 SELLING                    NET
DESCRIPTION OF ASSET                              PRICE                    PRICE                    GAIN
--------------------                           -----------              -----------              ----------

There are no reportable transactions for 1999.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Convergys Corporation Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



Convergys CMG Retirement Savings Plan



                                        By:  /s/ Thomas P. Mehnert
                                             -----------------------------
                                             Thomas P. Mehnert

June 28, 2000